 Exhibit (k)(5)

PGIM Investments LLC
655 Broad Street – 17th Floor
Newark, New Jersey 07102

November [ ], 2022

The Board of Trustees

655 Broad Street—17th Floor

PGIM Private Credit Fund

Newark, New Jersey 07102

Re: PGIM Private Credit Fund (the “Fund”)

To the Board of Trustees:

PGIM Investments LLC (“PGIM Investments”), the Fund’s investment adviser, has contractually agreed to waive its base management fee, as described in the Fund’s prospectus (the “Management Fee”), in its entirety for one year from the effectiveness of the Fund’s registration statement (the “Waiver Period”).

Following the Waiver Period, PGIM Investment’s agreement to temporarily waive its Management Fee will terminate.

During the Wavier Period, this waiver will remain in effect unless earlier terminated by agreement of the Board of Trustees of the Fund.

Very truly yours,

PGIM INVESTMENTS LLC

By:
Name: Scott E. Benjamin
Title: Executive Vice President